UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tandem Diabetes Care, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

875372 104

(CUSIP Number)

Kim D. Blickenstaff

President and Chief Executive Officer

Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, California 92121

(858) 366-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875372 104	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS KIM D. BLICKENSTAFF
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,123,718
	8.	SHARED VOTING POWER 543,572
	9.	SOLE DISPOSITIVE POWER 1,123,718
	10.	SHARED DISPOSITIVE POWER 543,572
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,290 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 875372 104	13D	Page 3 of 10 Pages

(1)	Includes all shares that the reporting person has the right to acquire pursuant to the exercise of stock options. See Item 5.
(2)	Percentage of class calculated based on an aggregate of 22,833,907 shares issued and outstanding as of November 13, 2013 as well as all 1,123,718 shares reporting person has the right to acquire pursuant to exercise of vested and unvested stock options held by reporting person and all 135,633 shares reporting person has the right to acquire pursuant to exercise of vested and unvested stock warrants held by reporting person as of November 13, 2013. Including only the 215,518 shares the reporting person has the right to acquire pursuant to exercise of vested and unvested stock options within 60 days of November 13, 2013, the percentage of class would be 3.27%.

CUSIP No. 875372 104	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS KIM BLICKENSTAFF REVOCABLE TRUST DATED APRIL 15, 2010.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 543,572
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 543,572
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,572
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.37% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 875372 104	13D	Page 5 of 10 Pages

(1)	Percentage of class calculated based on an aggregate of 22,833,907 shares of common stock of Tandem issued and outstanding as of November 13, 2013 as well as all 135,633 shares reporting person has the right to acquire pursuant to exercise of vested and unvested stock warrants held by reporting person as of November 13, 2013.

EXPLANATORY NOTE: This Schedule 13D (the “Schedule 13D”) is being filed by and on behalf of Kim D. Blickenstaff and the Kim Blickenstaff Revocable Trust dated April 15, 2010 (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Tandem Diabetes Care, Inc., a Delaware corporation (the “issuer” or “Tandem”). Mr. Blickenstaff joined Tandem in September 2007 and has served as its Chief Executive Officer, President and as a member of its Board of Directors (the “Board”) since that time.

As a result of the vesting of stock options granted by Tandem to Mr. Blickenstaff, Mr. Blickenstaff’s beneficial ownership of the Common Stock, taking into account stock options that are fully vested and immediately exercisable and stock options that are exercisable within 60 days and the beneficial ownership of the other Reporting Person, has exceeded 5% of the outstanding Common Stock. Mr. Blickenstaff is filing this Schedule 13D to report his ownership of more than 5% of the outstanding Common Stock.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of Tandem. The principal executive offices of Tandem are located at 11045 Roselle Street, San Diego, California 92121.

Item 2. Identity and Background

(a)	The persons and entities filing this Schedule 13D are Kim D. Blickenstaff and the Kim Blickenstaff Revocable Trust dated April 15, 2010. Mr. Blickenstaff is the trustee of the Kim Blickenstaff Revocable Trust dated April 15, 2010.

(b)	The address of the principal place of business of the Reporting Persons is 11045 Roselle Street, San Diego, California 92121.

(c)	Mr. Blickenstaff is the Chief Executive Officer and Chairman of the Board of Tandem and is also the trustee of the Kim Blickenstaff Revocable Trust dated April 15, 2010.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

(e)	None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Blickenstaff is a citizen of the United States of America and the Kim Blickenstaff Revocable Trust dated April 15, 2010 is a trust formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration

The 1,123,718 shares of Common Stock owned by Mr. Blickenstaff represents shares of Common Stock issuable upon the exercise of options, 215,518 shares of which are issuable upon the exercise of options, granted without consideration in exchange for employment by Tandem, within 60 days of November 13, 2013.

CUSIP No. 875372 104	13D	Page 6 of 10 Pages

The 543,572 shares of Common Stock held by the Kim Blickenstaff Revocable Trust dated April 15, 2010, of which Mr. Blickenstaff is a trustee, include Preferred Stock that immediately converted into Common Stock upon the completion of Tandem’s initial public offering and Stock Purchase Warrants (the “Warrants”) that are immediately exercisable for Common Stock. The Kim Blickenstaff Revocable Trust dated April 15, 2010 acquired these securities by purchase with its funds.

Item 4. Purpose of Transaction

The Reporting Persons hold their options and/ or shares of Common Stock, as applicable, for investment purposes. Any Reporting Persons may, from time to time, acquire additional shares of Common Stock in open market transactions, and Mr. Blickenstaff may, from time to time, acquire additional shares of Common Stock through the exercise of vested options or through additional compensatory grants of stock awards pursuant to Tandem’s compensatory plans put in place from time to time. Additionally, any Reporting Person may, from time to time, sell its shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. Subject to the foregoing, no Reporting Person has a current plan or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the issuer;

(f) any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Blickenstaff is the beneficial owner of an aggregate of 1,667,290 shares of Common Stock, representing 6.92% of the outstanding Common Stock. Mr. Blickenstaff’s ownership is comprised of (i) 1,123,718 shares of Common Stock issuable upon the exercise of options, 215,518 of which are issuable upon the exercise of options that are exercisable within 60 days of November 13, 2013, and (ii) 543,572 shares of Common Stock held by the Kim Blickenstaff Revocable Trust dated April 15, 2010, of

CUSIP No. 875372 104	13D	Page 7 of 10 Pages

which Mr. Blickenstaff is a trustee. Although the rules and regulations promulgated by the SEC in connection with Section 13 of the Act do not require a reporting person to report shares that such reporting person does not have the right to acquire within 60 days of the applicable report, Mr. Blickenstaff is voluntarily reporting all shares underlying the options as beneficially owned by Mr. Blickenstaff on this Schedule 13D.

The Kim Blickenstaff Revocable Trust dated April 15, 2010 is the beneficial owner of 543,572 shares of Common Stock, representing 2.37% of the outstanding Common Stock.

All percentages in this Item 5 relating to beneficial ownership of Common Stock are based on 22,833,907 shares of Common Stock outstanding as of November 13, 2013, as reported by Tandem to each Reporting Person.

(b) Regarding the number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote: See line 7 of the applicable cover sheets for such Reporting Person.

(ii) shared power to vote or to direct the vote: See line 8 of the applicable cover sheets for such Reporting Person.

(iii) sole power to dispose or to direct the disposition: See line 10 of the applicable cover sheets for such Reporting Person.

Mr. Blickenstaff has the sole power to vote and dispose of all the shares of Common Stock beneficially owned by the Kim Blickenstaff Revocable Trust dated April 15, 2010.

(c) On November 13, 2013, Mr. Blickenstaff was awarded an option to purchase up to 549,000 shares of Common Stock at per share exercise price equal to $15.00 which vests as to 25% on the first anniversary of the date of grant and the remainder in 36 equal monthly installments thereafter.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following table summarizes the terms of all outstanding options and that Tandem has granted to Mr. Blickenstaff pursuant to Tandem’s 2006 Stock Incentive Plan or Tandem’s 2013 Stock Incentive Plan.

Type of Option	Grant Date	Number of Securities Underlying Options (#)	Option Exercise Price ($)	Vesting Schedule	Option Expiration Date
Incentive Stock Option	4/23/2013	271,272	$0.66	Shares vest in 24 equal monthly installments beginning on May 23, 2013.	4/23/2023
Nonqualified Stock Option	4/23/2013	303,446	$0.66	Shares vest in 24 equal monthly installments beginning on May 23, 2013.	4/23/2023
Incentive Stock Option	11/13/2013	549,000	$15.00	Shares vest as to 25% on 11/13/2014 and the remainder in 36 equal monthly installments.	11/13/2023

CUSIP No. 875372 104	13D	Page 8 of 10 Pages

In connection with acquisition of the preferred stock of the Company, Mr. Blickenstaff and certain other investors entered into an Third Amended and Restated Investors’ Rights Agreement dated as of August 30, 2012, entitling such parties to the registration of their shares, including demand registration rights, Form S-3 registration rights, deferral of registration, and piggyback registration. The Third Amended and Restated Investors’ Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Third Amended and Restated Investors’ Rights Agreement, a copy of which is filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on October 7, 2013 (the “S-1”) and is incorporated herein by reference.

Mr. Blickenstaff, in his capacity as an officer and director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.11 to the Company’s Registration Statement on Form S-1 and is incorporated herein by reference.

In connection with the Company’s initial public offering, Reporting Persons, together with other existing stockholders and executive officers and directors of the Company, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Company’s Common Stock or securities convertible into or exercisable or exchangeable for the Company’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Exhibit C to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the S-1/A filed with the Securities and Exchange Commission on November 8, 2013 (the “S-1/A”) and is incorporated herein by reference.

CUSIP No. 875372 104	13D	Page 9 of 10 Pages

In addition, Tandem is party to a severance agreement with Mr. Blickenstaff pursuant to which if his employment by Tandem is terminated as a result of Involuntary Termination or Resignation for Good Reason (each as defined in the agreement) within three months prior or twelve months after a Change in Control (as defined in the agreement), Mr. Blickenstaff’s stock options will immediately vest in full.

The foregoing description of the stock options granted to Mr. Blickenstaff and the severance agreement with Mr. Blickenstaff do not purport to be complete and are qualified in their entirety by reference to the full text of Tandem’s 2006 Stock Incentive Plan, 2013 Stock Incentive Plan, the forms of award agreements applicable to each award, and the severance agreement with Mr. Blickenstaff, each of which are filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit C of Exhibit 1.1 of the Company’s S-1).

4.2	Third Amended and Restated Investors’ Rights Agreement, dated as of August 30, 2012, among the Company, the Investors and the Founders (incorporated by reference to Exhibit 4.2 of the Company’s S-1).

10.3	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company’s S-1).

10.6	2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s S-1).

10.11	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.11 of the Company’s S-1).

10.14	Amended and Restated Severance Agreement, dated November 4, 2013 (incorporated by reference to Exhibit 10.14 of the Company’s S-1).

99	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 875372 104	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2013.

/s/ Kim D. Blickenstaff
Kim D. Blickenstaff

Kim Blickenstaff Revocable Trust dated April 15, 2010

By:	/s/ Kim D. Blickenstaff
Name: Kim D. Blickenstaff
Title: Trustee